UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Cvent, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

23247G109

(CUSIP Number)

Daniel Wolf

Joshua Zachariah

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

(212) 446-4800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 17, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

1	NAME OF REPORTING PERSONS Papay Merger Sub, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,654,991
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,654,991*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.25%**
14	TYPE OF REPORTING PERSON CO

*	Beneficial ownership of the Issuer Common Stock (as defined below) referred to herein is being reported hereunder solely because the reporting persons may be deemed to have beneficial ownership of such shares as a result of the voting agreements described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the Issuer Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.
**	The calculation of the foregoing percentage is based on 42,192,864 shares of Issuer Common Stock outstanding or beneficially owned by parties to the voting agreements described in Item 4 hereof as of April 15, 2016 (as represented in the Merger Agreement (as defined below)). In computing the number and percentage of shares of Issuer Common Stock beneficially owned by a person, shares of Issuer Common Stock subject to options or other stock-based awards held by that person are excluded for computing the percentage ownership of the person and are not deemed to be outstanding for purposes of computing the percentage for any other person.

1	NAME OF REPORTING PERSONS Papay Holdco, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,654,991
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,654,991*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.25%**
14	TYPE OF REPORTING PERSON CO

*	Beneficial ownership of the Issuer Common Stock (as defined below) referred to herein is being reported hereunder solely because the reporting persons may be deemed to have beneficial ownership of such shares as a result of the voting agreements described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the Issuer Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.
**	The calculation of the foregoing percentage is based on 42,192,864 shares of Issuer Common Stock outstanding or beneficially owned by parties to the voting agreements described in Item 4 hereof as of April 15, 2016 (as represented in the Merger Agreement (as defined below)). In computing the number and percentage of shares of Issuer Common Stock beneficially owned by a person, shares of Issuer Common Stock subject to options or other stock-based awards held by that person are excluded for computing the percentage ownership of the person and are not deemed to be outstanding for purposes of computing the percentage for any other person.

1	NAME OF REPORTING PERSONS Papay Topco, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,654,991
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,654,991*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.25%**
14	TYPE OF REPORTING PERSON CO

*	Beneficial ownership of the Issuer Common Stock (as defined below) referred to herein is being reported hereunder solely because the reporting persons may be deemed to have beneficial ownership of such shares as a result of the voting agreements described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the Issuer Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.
**	The calculation of the foregoing percentage is based on 42,192,864 shares of Issuer Common Stock outstanding or beneficially owned by parties to the voting agreements described in Item 4 hereof as of April 15, 2016 (as represented in the Merger Agreement (as defined below)). In computing the number and percentage of shares of Issuer Common Stock beneficially owned by a person, shares of Issuer Common Stock subject to options or other stock-based awards held by that person are excluded for computing the percentage ownership of the person and are not deemed to be outstanding for purposes of computing the percentage for any other person.

1	NAME OF REPORTING PERSONS Vista Equity Partners Fund VI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,654,991
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,654,991*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.25%**
14	TYPE OF REPORTING PERSON PN

*	Beneficial ownership of the Issuer Common Stock (as defined below) referred to herein is being reported hereunder solely because the reporting persons may be deemed to have beneficial ownership of such shares as a result of the voting agreements described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the Issuer Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.
**	The calculation of the foregoing percentage is based on 42,192,864 shares of Issuer Common Stock outstanding or beneficially owned by parties to the voting agreements described in Item 4 hereof as of April 15, 2016 (as represented in the Merger Agreement (as defined below)). In computing the number and percentage of shares of Issuer Common Stock beneficially owned by a person, shares of Issuer Common Stock subject to options or other stock-based awards held by that person are excluded for computing the percentage ownership of the person and are not deemed to be outstanding for purposes of computing the percentage for any other person.

1	NAME OF REPORTING PERSONS Vista Equity Partners Fund VI GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Island
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,654,991
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,654,991*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.25%**
14	TYPE OF REPORTING PERSON OO, HC

*	Beneficial ownership of the Issuer Common Stock (as defined below) referred to herein is being reported hereunder solely because the reporting persons may be deemed to have beneficial ownership of such shares as a result of the voting agreements described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the Issuer Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.
**	The calculation of the foregoing percentage is based on 42,192,864 shares of Issuer Common Stock outstanding or beneficially owned by parties to the voting agreements described in Item 4 hereof as of April 15, 2016 (as represented in the Merger Agreement (as defined below)). In computing the number and percentage of shares of Issuer Common Stock beneficially owned by a person, shares of Issuer Common Stock subject to options or other stock-based awards held by that person are excluded for computing the percentage ownership of the person and are not deemed to be outstanding for purposes of computing the percentage for any other person.

1	NAME OF REPORTING PERSONS VEPF VI GP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Island
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,654,991
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,654,991*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.25%**
14	TYPE OF REPORTING PERSON OO, HC

*	Beneficial ownership of the Issuer Common Stock (as defined below) referred to herein is being reported hereunder solely because the reporting persons may be deemed to have beneficial ownership of such shares as a result of the voting agreements described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the Issuer Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.
**	The calculation of the foregoing percentage is based on 42,192,864 shares of Issuer Common Stock outstanding or beneficially owned by parties to the voting agreements described in Item 4 hereof as of April 15, 2016 (as represented in the Merger Agreement (as defined below)). In computing the number and percentage of shares of Issuer Common Stock beneficially owned by a person, shares of Issuer Common Stock subject to options or other stock-based awards held by that person are excluded for computing the percentage ownership of the person and are not deemed to be outstanding for purposes of computing the percentage for any other person.

1	NAME OF REPORTING PERSONS Robert F. Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,654,991
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,654,991*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.25%**
14	TYPE OF REPORTING PERSON IN

*	Beneficial ownership of the Issuer Common Stock (as defined below) referred to herein is being reported hereunder solely because the reporting persons may be deemed to have beneficial ownership of such shares as a result of the voting agreements described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the Issuer Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.
**	The calculation of the foregoing percentage is based on 42,192,864 shares of Issuer Common Stock outstanding or beneficially owned by parties to the voting agreements described in Item 4 hereof as of April 15, 2016 (as represented in the Merger Agreement (as defined below)). In computing the number and percentage of shares of Issuer Common Stock beneficially owned by a person, shares of Issuer Common Stock subject to options or other stock-based awards held by that person are excluded for computing the percentage ownership of the person and are not deemed to be outstanding for purposes of computing the percentage for any other person.

Item 1. Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Issuer Common Stock”), of Cvent, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 1765 Greensboro Station Place, 7th Fl, Tysons Corner, Virginia 22102.

Item 2. Identity and Background

This statement is being jointly filed on behalf of:

(a) Papay Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Papay Holdco (as defined below) (“Papay Merger Sub”);

(b) Papay Holdco, LLC, a Delaware limited liability company and wholly owned subsidiary of Papay Topco (as defined below) (“Papay Holdco”);

(c) Papay Topco, LLC, a Delaware limited liability company and wholly owned subsidiary of the Fund (as defined below) (“Papay Topco”);

(d) Vista Equity Partners Fund VI, L.P. (the “Fund”), a Cayman Islands exempted limited partnership, which may be deemed to have shared voting power with respect to (and therefore beneficially own) Issuer Common Stock by virtue of its indirect ownership of Papay Holdco;

(e) Vista Equity Partners Fund VI GP, L.P., a Cayman Island exempted limited partnership, which serves as the general partner to the Fund (“Fund VI GP”);

(f) VEPF VI GP, Ltd., a Cayman Island exempted company, which serves as the general partner of Fund VI GP (“VEPF”); and

(g) Robert F. Smith, an individual and citizen of the United States, serves as the director of VEPF (“Mr. Smith”).

The entities and persons set forth in clauses (a) through (g) are collectively referred to as the “Reporting Persons”. The address of the principal business and principal office of Papay Merger Sub, Papay Holdco, Papay Topco, the Fund, Fund VI GP, VEPF and Mr. Smith is c/o Vista Equity Partners Management, LLC, Four Embarcadero Center, 20th Floor, San Francisco, California 94111. The telephone number for Papay Merger Sub, Papay Holdco, Papay Topco, the Fund, Fund VI GP, VEPF and Mr. Smith is (415) 765-6500. Information with respect to each Reporting Person is given solely by such Reporting Person and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person.

Each of Papay Merger Sub and Papay Holdco was formed on April 11, 2016 solely for the purpose of completing the proposed Merger (as defined below) and have conducted no business activities other than those related to the structuring and negotiation of the Merger and arranging of the equity financing and any debt financing in connection with the Merger. Papay Topco is a holding company formed on April 11, 2016 in connection with Papay Holdco and Papay Merger Sub’s entry into the Merger Agreement (as defined below). The principal business of the Fund is to make investments primarily in equity or equity-oriented securities of companies in software and technology-enabled solutions sector, to dispose of such investments and to distribute the proceeds therefrom. The principal business of Fund VI GP consists of performing the functions of, and serving as, the general partner of the Fund, making capital contributions to the Fund and doing all things necessary or incidental thereto. Fund VI GP acts by and through, VEPF, the principal business of which consists of performing the functions of, and serving as, the general partner of Fund VI GP. The principal occupation of Mr. Smith is serving as the Chairman and Chief Executive Officer of Vista Equity Partners Management, LLC, a San Francisco-based private equity management firm. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of each Reporting Person are set forth on Schedule I. During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the other persons identified in Schedule I: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On April 17, 2016, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Papay Holdco and Papay Merger Sub. Papay Holdco and Papay Merger Sub are beneficially owned by affiliates of the Fund.

The Merger

Pursuant to the Merger Agreement, Papay Merger Sub will merge with and into the Issuer, and the Issuer will continue as the surviving corporation and as a wholly-owned subsidiary of Papay Holdco (the “Merger”).

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of Issuer Common Stock, par value $0.001 per share, of the Issuer issued and outstanding as of immediately prior to the Effective Time (other than shares owned by Papay Holdco or Papay Merger Sub (or any of their subsidiaries), shares held by the Issuer and shares held by stockholders who have perfected their statutory rights of appraisal under Section 262 of the Delaware General Corporation Law) will be cancelled and extinguished and automatically converted into the right to receive cash in an amount equal to $36.00, without interest thereon (the “Per Share Price”). Company Stock-Based Awards (as defined in the Merger Agreement) and Company Options (as defined in the Merger Agreement) will be cancelled and converted into the right to receive the Per Share Price, less the exercise price per share underlying such Company Stock-Based Awards and Company Options, if any, unless otherwise mutually agreed between the Issuer and Papay Holdco prior to the Closing.

Closing Conditions

Consummation of the Merger is subject to certain conditions, including, without limitation, (i) the receipt of the necessary approval of the Merger from the Issuer’s stockholders; (ii) the expiration or termination of any waiting periods applicable to the consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and approval under the antitrust and competition laws of Austria; and (iii) the absence of any law or order restraining, enjoining or otherwise prohibiting the Merger.

No-Shop Provisions

The Issuer is subject to customary restrictions on its ability to solicit alternative acquisition proposals from third parties and to provide information to, and participate in discussions and engage in negotiations with, third parties regarding alternative acquisition proposals. However, prior to the receipt of the necessary stockholder approval, such solicitation restrictions are subject to a customary “fiduciary out” provision that allows the Issuer, under certain specified circumstances, to provide information to, and participate in discussions and engage in negotiations with, third parties with respect to an alternative acquisition proposal if the board of directors of the Issuer determines in good faith (after consultation with its financial advisor and outside legal counsel) that such alternative acquisition proposal either constitutes a Superior Proposal (as defined in the Merger Agreement) (which is generally defined to refer to a bona fide written acquisition proposal that the board of directors of the Issuer determines, in its good faith judgment, after consultation with its legal and financial advisors, is reasonably likely to be consummated and is more favorable from a financial point of view to the Issuer’s shareholders than the transaction contemplated by the Merger Agreement) or is reasonably likely to lead to a Superior Proposal and the failure to explore the alternative acquisition proposal would be inconsistent with the directors’ fiduciary duties pursuant to applicable law. The parties have also agreed to use their reasonable best efforts to consummate the Merger.

Termination; Termination Fees and Papay Holdco Expenses

The Merger Agreement contains certain termination rights for the Issuer and Papay Holdco. Upon termination of the Merger Agreement under specified circumstances, the Issuer will be required to pay Papay Holdco a termination fee.

If the Merger Agreement is terminated in connection with the Issuer accepting a Superior Proposal or due to the withdrawal of its recommendation of the Merger by the Issuer’s board of directors, then the termination fee payable by the Issuer to Papay Holdco will be $45.3 million. This termination fee will also be payable if the Merger Agreement is terminated under certain circumstances and prior to such termination, a proposal to acquire at least 50% of the Issuer’s stock or assets is publicly announced or disclosed and the Issuer enters into an agreement for, or completes, any transaction involving the acquisition of at least 50% of its stock or assets within one year of the termination.

Other Terms

The Issuer has made customary representations and warranties in the Merger Agreement and has agreed to customary covenants regarding the operation of the business of the Issuer and its subsidiaries prior to the Effective Time.

The foregoing summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is set forth as Exhibit 1 attached hereto and is incorporated herein by reference.

The proposed transaction values the equity of the Issuer at approximately $1.65 billion. Papay Holdco have received equity commitments in respect of funds sufficient to purchase all of the shares of the Issuer’s capital stock in the Merger and to consummate the other transactions described above.

Equity Commitment

Concurrently with the execution of the Merger Agreement, the Fund and Vista Holdings Group, L.P., a Delaware limited partnership controlled by Mr. Smith, have delivered equity commitment letters to Papay Holdco (the “Equity Commitment Letter”) to capitalize Papay Merger Sub, at or immediately prior to the time of the Merger, with an aggregate equity contribution in an amount up to $1.65 billion, which will be sufficient for Papay Holdco to consummate the transactions contemplated by the Merger Agreement even if Papay Holdco or its affiliates do not obtain any debt financing, subject to the terms and conditions set forth in the Equity Commitment Letters (the “Equity Financing”). Papay Merger Sub and Paypay Holdco may obtain debt financing to offset a portion of the funds required to consummate the transactions contemplated by the Merger Agreement.

Funding of the Equity Financing is subject to the satisfaction of various conditions set forth in the Equity Commitment Letters, respectively. The foregoing description of the Equity Commitment Letters do not purport to be complete and is qualified in its entirety by reference to the Equity Commitment Letters, which are attached as Exhibits 2 and 3 hereto, respectively, and are incorporated herein by reference.

Voting and Support Agreements

On April 17, 2016, concurrently with the execution of the Merger Agreement, certain of the Issuer’s shareholders (Rajeev K. Aggarwal, Reggie and Dharini Aggarwal Irrevocable Trust (2011), Reggie Aggarwal Grantor Retained Annuity Trust (2011), Charles V. Ghoorah, Charles V. Ghoorah Irrevocable Trust (2013), Charles Vijendra Ghoorah Revocable Trust (2013), David C. Quattrone, David C. Quattrone Irrevocable Trust (2013), Sanjeev K. Bansal, The Bansal Foundation, Sanjeev K. Bansal Grantor Retained Annuity Trust, Kevin T. Parker, Jeffrey Lieberman, Insight Venture Partners VII, L.P., Insight Venture Partners (Cayman) VII, L.P., Insight Venture Partners VII (Co-Investors), L.P. and Insight Venture Partners (Delaware) VII, L.P.) (each a “Support Shareholder” and, collectively, the “Support Shareholders”), entered into Voting and Support Agreements with Papay Holdco and Papay Merger Sub (each a “Voting Agreement” and, collectively, the “Voting Agreements”), pursuant to which, subject to the terms and conditions set forth therein, each Support Shareholder agreed to vote all of such Support Shareholder’s shares of Issuer Common Stock of the Issuer (including any Issuer Common Stock that such Support Shareholders receive as a result of exercising Company Stock-Based Awards and Company Options) in favor of approving the Merger Agreement and the Merger. Collectively, the Support Shareholders had beneficial ownership, as of April 15, 2016, of an aggregate of 10,654,991 shares of Issuer Common Stock (excluding all shares of Issuer Common Stock subject to options or other stock-based awards), or approximately 25.25% of the outstanding shares of Issuer Common Stock (on an as-converted basis) (excluding all shares of Issuer Common Stock subject to options or other stock-based awards).

Each Support Shareholder also agreed that at every meeting of the shareholders of the Issuer, including every adjournment or postponement thereof, such Support Shareholder would vote his, her or its shares of Issuer Common Stock and Preferred Stock (a) in favor of the Merger Agreement, the approval of the Merger and the other transactions contemplated by the Merger Agreement and any actions required in furtherance thereof and / or (b) against any action or agreement which would reasonably be expected to result in any of the conditions to the Issuer’s obligations to consummate the Merger set forth in Article VII of the Merger Agreement not being fulfilled.

Each Voting Agreement will terminate upon the earlier of (a) the termination of the Merger Agreement in accordance with its terms, (b) the Effective Time (as defined below), (c) any amendment to the terms of the Merger Agreement that reduces the Per Share Price or any consideration otherwise payable with respect to the Issuer’s outstanding securities beneficially owned by the Support Shareholder, changes the form of consideration payable in the Merger or any consideration otherwise payable with respect to the Issuer’s outstanding securities beneficially owned by the Support Shareholder, adversely affects, in any respect, or is reasonably likely to adversely affect, in any respect, the Support Shareholder relative to other holders of equity interests of the Issuer, or extends the Terminationor Date (as defined in the Merger Agreement), other than any extension in accordance with the terms of the Merger Agreement (d) the date upon which the Support Shareholder ceases to own any equity interests of the Issuer and (e) the mutual written consent of Papay Holdco and the Support Shareholder.

The foregoing description of the Voting Agreements does not purport to be complete and is qualified in its entirety by reference to the Voting Agreements, which are attached as Exhibits 4 through 10 and incorporated herein by reference.

Shared voting power with respect to the shares of Issuer Common Stock beneficially owned by the Support Shareholders may be deemed to have been acquired through execution of the Voting Agreements.

Schedule B lists the names and number of shares of Issuer Common Stock that are beneficially held by each Support Shareholder and subject to this Schedule 13D.

Item 4. Purpose of Transaction

The purpose of the Merger is to acquire control of, and the entire equity interest in, the Issuer.

The Merger Agreement provides that Papay Merger Sub will be merged with and into the Issuer, and, at the date and time when the Merger becomes effective (the “Effective Time”), the Issuer’s certificate of incorporation as in effect immediately prior to the Effective Time will be amended so as to read in its entirety as the certificate of incorporation of Papay Merger Sub, and as so amended, will be the certificate of incorporation of the surviving corporation, and the Issuer’s bylaws as in effect immediately prior to the Effective Time will be amended so as to read in its entirety as the bylaws of Papay Merger Sub, and as so amended, will be the bylaws of the surviving corporation. The directors and officers of Papay Merger Sub immediately prior to the Effective Time will become the directors and officers of the surviving corporation.

Following the Merger, the Issuer Common Stock will no longer be traded on the New York Stock Exchange, there will be no public market for the Issuer Common Stock and registration of the Issuer Common Stock under the Securities Exchange Act of 1934 will be terminated.

Item 3 is incorporated by reference into this Item 4.

Except as set forth in this Schedule 13D and in connection with the Merger described above, the Reporting Persons currently have no plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)-(b) Immediately prior to the execution of the Voting Agreements, the Reporting Persons did not own any shares of Issuer Common Stock. However, as of April 17, 2016, under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Persons may be deemed to have shared voting power with respect to (and therefore beneficially own) 10,654,991 shares of Issuer Common Stock, representing approximately 25.25% of the Issuer Common Stock outstanding as of April 15, 2016. Accordingly, the percentage of the outstanding shares beneficially owned by the Reporting Persons is approximately 25.25%.

Except as set forth above, none of the Reporting Persons nor, to the of the Reporting Persons’ knowledge, any of the individuals named in Schedule I hereto, owns any shares of Issuer Common Stock.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons are the beneficial owner of the Issuer Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Except as set forth in this Item 5, to the knowledge of the Reporting Persons, no person listed in Schedule I hereof has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any shares of Issuer Common Stock.

(d) The Reporting Persons do not have the right to receive dividends from, or the proceeds from the sale of, the shares of Issuer Common Stock referred to in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Persons have entered into a joint filing agreement, filed as Exhibit 99.1 hereto.

Except as set forth in this Item 6, the joint filing agreement attached as Exhibit 99.1 hereto and Item 4 of this Schedule 13D, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and the individuals named in Schedule I and between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Exhibit Number	Description of Exhibits

1	Agreement and Plan of Merger, dated as of April 17, 2016, by and among Papay Holdco, LLC, Papay Merger Sub, Inc. and Cvent, Inc., (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Cvent, Inc. on April 18, 2016 (File No. 001-36043)).

2	Equity Commitment Letter, dated as of April 17, 2016, from Vista Equity Partners Fund VI, L.P. to Papay Holdco, LLC.

3	Equity Commitment Letter, dated as of April 17, 2016, from Vista Holdings Group, L.P. to Papay Holdco, LLC.

4	Voting and Support Agreement, dated as of April 17, 2016, by and among Papay Holdco, LLC, Papay Merger Sub, Inc., Rajeev K. Aggarwal, Reggie and Dharini Aggarwal Irrevocable Trust (2011) and Reggie Aggarwal Grantor Retained Annuity Trust (2011).

Exhibit Number	Description of Exhibits

5	Voting and Support Agreement, dated as of April 17, 2016, by and among Papay Holdco, LLC, Papay Merger Sub, Inc., Charles V. Ghoorah, Charles V. Ghoorah Irrevocable Trust (2013) and Charles Vijendra Ghoorah Revocable Trust (2013).

6	Voting and Support Agreement, dated as of April 17, 2016, by and among Papay Holdco, LLC, Papay Merger Sub, Inc., David C. Quattrone and David C. Quattrone Irrevocable Trust (2013).

7	Voting and Support Agreement, dated as of April 17, 2016, by and among Papay Holdco, LLC, Papay Merger Sub, Inc., Sanjeev K. Bansal, The Bansal Foundation and Sanjeev K. Bansal Grantor Retained Annuity Trust.

8	Voting and Support Agreement, dated as of April 17, 2016, by and among Papay Holdco, LLC, Papay Merger Sub, Inc. and Kevin T. Parker.

9	Voting and Support Agreement, dated as of April 17, 2016, by and among Papay Holdco, LLC, Papay Merger Sub, Inc. and Jeffrey Lieberman.

10	Voting and Support Agreement, dated as of April 17, 2016, by and among Papay Holdco, LLC, Papay Merger Sub, Inc., Insight Venture Partners VII, L.P., Insight Venture Partners (Cayman) VII, L.P., Insight Venture Partners VII (Co-Investors), L.P. and Insight Venture Partners (Delaware) VII, L.P.

99.1	Joint Filing Agreement, dated April 27, 2016, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 27, 2016

PAPAY MERGER SUB, INC.

By:	/s/ Maneet S. Saroya
Name:	Maneet S. Saroya
Title:	Vice President

PAPAY HOLDCO, LLC

By:	/s/ Maneet S. Saroya
Name:	Maneet S. Saroya
Title:	Vice President

PAPAY TOPCO, LLC

By:	/s/ Maneet S. Saroya
Name:	Maneet S. Saroya
Title:	Vice President

VISTA EQUITY PARTNERS FUND VI, L.P.

By:	Vista Equity Partners Fund VI GP, L.P., its general partner

By:	VEPF VI GP, Ltd., its general partner

By:	/s/ Robert F. Smith
Name:	Robert F. Smith
Title:	Director

VISTA EQUITY PARTNERS FUND VI GP, L.P.

By:	VEPF VI GP, Ltd., its general partner

By:	/s/ Robert F. Smith
Name:	Robert F. Smith
Title:	Director

VEPF VI GP, LTD.

By:	/s/ Robert F. Smith
Name:	Robert F. Smith
Title:	Director

By:	/s/ Robert F. Smith
Name:	Robert F. Smith

SCHEDULE I

CERTAIN INFORMATION CONCERNING EXECUTIVE OFFICERS, DIRECTORS, MEMBERS AND

PARTNERS OF REPORTING PERSONS

*	Unless indicated otherwise, all individuals listed in this Schedule I are citizens of the United States.
**	The business address of each of the individuals listed below is:

c/o Vista Equity Partners Management, LLC, Four Embarcadero Center, 20th Floor, San Francisco, CA 94111.

Name	Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years

Papay Merger Sub, Papay Holdco and Papay Topco

Brian N. Sheth	President of Papay Merger Sub, Papay Holdco and Papay Topco Director of Papay Merger Sub Manager of Papay Holdco and Papay Topco	Brian N. Sheth co-founded Vista with Robert Smith in 2000 and is the firm’s President. Prior to joining Vista, Mr. Sheth worked at Bain Capital, where he focused on leveraged buyouts of technology companies. Mr. Sheth also previously worked in the Mergers and Acquisitions Groups at Goldman, Sachs & Co. and Deutsche Morgan Grenfell, where he advised clients in a variety of industries, including software, hardware, semiconductors, and online media.

Maneet S. Saroya	Vice President and Treasurer of Papay Merger Sub, Papay Holdco and Papay Topco Director of Papay Merger Sub Manager of Papay Holdco and Papay Topco	Maneet (Monti) Saroya joined Vista Equity Partners in 2008. Prior to joining Vista, Mr. Saroya worked as a senior research analyst for JMP Securities, where he provided research for buy-side clients on public on-demand (SaaS) companies. Mr. Saroya previously worked as an associate for the enterprise software/applications team. Before his time with JMP, Mr. Saroya worked for Siebel Systems in a sales capacity for the CRM On Demand division. Prior to Siebel, Mr. Saroya worked for Cisco Systems in various operations roles.

Donald Park	Secretary of Papay Merger Sub, Papay Holdco and Papay Topco Director of Papay Merger Sub Manager of Papay Holdco and Papay Topco	Donald Park joined Vista Equity Partners in 2012. Prior to Vista, Mr. Park was a venture capital investor at Austin Ventures, where he focused on both early stage investments and control-oriented market consolidation opportunities, primarily in the internet, enterprise software and digital media verticals. Prior to this, Mr. Park held positions at The Blackstone Group and Primus Capital Partners, and began his career in the investment banking department of Credit Suisse First Boston.

Name	Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years

Vista Entities

Robert F. Smith	Director of VEPF	Robert Smith founded Vista Equity Partners in 2000 and is the firm’s Chairman and CEO. Mr. Smith currently sits on or participates in the boards of all Vista portfolio companies. He is Chairman of the investment committee and is actively involved in Vista’s direction, investment decisions, executive development and operational strategies. Prior to founding Vista, Mr. Smith was the Co-Head of the Enterprise Systems and Storage sector for Goldman, Sachs & Co.’s investment banking division. Mr. Smith also served as the business unit manager for Goldman’s Mergers and Acquisitions group. Before his time with Goldman, Mr. Smith worked in strategic planning and development at Kraft General Foods (KGF).

SCHEDULE II

STOCKHOLDER INFORMATION

Name	Shares	Company Stock-Based Awards	Company Options
Rajeev K. Aggarwal	1,843,921	147,612	375,175
Reggie and Dharini Aggarwal Irrevocable Trust (2011)	1,135,571
Reggie Aggarwal Grantor Retained Annuity Trust (2011)	1,331,975
Charles V. Ghoorah	5,893	75,699	365,769
Charles V. Ghoorah Irrevocable Trust (2013)	127,500
Charles Vijendra Ghoorah Revocable Trust (2013)	905,375
David C. Quattrone	587,281	75,699	325,717
David C. Quattrone Irrevocable Trust (2013)	125,000
Sanjeev K. Bansal	2,428,236
The Bansal Foundation	45,000
Sanjeev K. Bansal Grantor Retained Annuity Trust	272,522
Kevin T. Parker	9,599	4,365
Jeffrey Lieberman	1,837,118
Insight Venture Partners VII, L.P.	1,203,389
Insight Venture Partners (Cayman) VII, L.P.	529,759
Insight Venture Partners VII (Co-Investors), L.P.	27,852
Insight Venture Partners (Delaware) VII, L.P.	76,118